UNITED STATES                         OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION       OMB Number:           3235-0058
                Washington, D.C. 20549         Expires:           May 31, 1997
                                               Estimated average burden
                                               hours per response . . . . 2.50
                                               _______________________________

                  FORM 12b-25                         SEC FILE NUMBER
                                               _______________________________

           NOTIFICATION OF LATE FILING                  CUSIP NUMBER
                                                         422214-60-1
                                               _______________________________

(Check One): __ Form 10-K __ Form 20-F __ Form 11-K /X/ Form 10-Q __ Form N-SAR
                                                    --

             For Period Ended: December 31, 1998
             [  ] Transition Report on Form 10-K
             [  ] Transition Report on Form 20-F
             [  ] Transition Report on Form 11-K
             [  ] Transition Report on Form 10-Q
             [  ] Transition Report on Form N-SAR
             For the Transition Period Ended:  ________________________________

_______________________________________________________________________________

 READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
  NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                 VERIFIED ANY INFORMATION CONTAINED HEREIN.
_______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

PART I - REGISTRANT INFORMATION
   HealthWatch, Inc.
_______________________________________________________________________________
Full Name of Registrant
_______________________________________________________________________________
Former Name if Applicable
   9040 Roswell Road, Suite 470
_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

   Atlanta, Georgia   30350
_______________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)   The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;

    | (b)   The subject annual report, semi-annual report, transition report on
    |       Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
/X/ |       be filed on or before the fifteenth calendar day following the
--  |       prescribed due date;  or the subject quarterly report of transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

THE ACCOUNTING FOR THE ACQUISITION OF PAUL HARRISON ENTERPRISES, INC. ("PHE") ON OCTOBER 2, 1998 HAS BEEN EXTREMELY COMPLICATED AND HAS TO BE VERIFIED. ADDITIONALLY, REGISTRANT RECENTLY RELOCATED ALL OF ITS ACCOUNTING FUNCTIONS
TO ITS ATLANTA HEADQUARTERS, UTILIZING NEW ACCOUNTING PERSONNEL TO RECONCILE
ITS QUARTERLY INFORMATION. AS A RESULT, ADDITIONAL TIME IS REQUIRED TO PREPARE THE ACCOUNTING INFORMATION NECESSARY TO ACCOUNT FOR THE PHE ACQUISITION AND TO FILE ITS QUARTERLY REPORT.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
     Brian L. Schleicher                  770                   641-5541
     ----------------------------    -------------      -----------------------
               (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
     is no, identify report(s).                          /X/ Yes    /__/ No
                                                         --
     ___________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                            /__/  Yes    /X/ No
                                                                      --

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

________________________________________________________________________________

                             HealthWatch, Inc.
         ___________________________________________________________
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   February 16, 1999                       By:  /s/ Brian L. Schleicher
    -----------------------------------           --------------------------
                                                  Chief Financial Officer and
                                                  Chief Administrative Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

________________________________ATTENTION______________________________________
|  Intentional misstatements or omissions of fact constitute Federal Criminal  |
|  Violations (See 18 U.S.C. 1001).                                            |
_______________________________________________________________________________

                         GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need to restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).